CONFIDENTIAL
FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.
OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION
(REQUEST 08.4.2011)
August 4, 2011
VIA EDGAR TRANSMISSION AND FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Jonathan Wiggins
RE:	Penson Worldwide, Inc. Form 10-K for the Year Ended December 31, 2010 Form 10-Q for the Period Ended March 31, 2011 File No. 001-32878
Dear Mr. Wiggins:
     We are writing in response to the letter of comments from the Staff of the Securities and Exchange Commission to the Company dated July 1, 2011 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the period ended March 31, 2011, File No. 001-32878. The numbered paragraphs below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment. We note that disclosure in response to any comment below should be deemed responsive to any other Staff comment.
Form 10-K for the Year Ended December 31, 2010
Contractual obligations, page 61
1.	Please revise future filings to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.
     We will make revisions in our 2011 Form 10-K to include our interest commitments under our interest-bearing debt in the contractual obligations table and discuss our assumptions related to our estimated variable rate interest payments.
Goodwill, page 63
2.	We note your disclosure that your goodwill impairment analysis is based upon a discounted cash flow analysis and analysis of your market capitalization. Please tell us how your analysis considered your market capitalization. In addition, please provide us with the results of your analysis, including how

CONFIDENTIAL
FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.
OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION
(REQUEST 08.4.2011)
you determined your reporting units; whether the carrying amount of any reporting units was higher than its fair value, and if so, the results of the second step of the impairment analysis; and the difference between the carrying amount and fair value of any reporting units where the carrying value was less than fair value.
     Management1 considered the Company’s market capitalization as a potential indicator of impairments and included a consideration of market capitalization as part of its annual impairment evaluation. However, management considers the discounted cash flow analysis as a generally more reliable and effective test of potential impairment as explained below.
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3.	Please tell us what consideration you have given to testing goodwill for impairment between annual tests, given the significant decrease in market capitalization since October 1, 2010. Refer to ASC 350-20-35-30.
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Item 7A. Quantitative and Qualitative Disclosure about Market Risk
4.	We note your disclosure in the Form 10-K and subsequent Form 10-Q where you disclose that related party loans are entered into in the ordinary course of business. In the Form 10-Q you added disclosure that excludes transactions discussed in Note 7 to the financial statements. Please tell us why this disclosure was not included in the Form 10-K and what prompted the inclusion in the subsequent 10-Q. We assume you are referring to the nonaccrual receivables that are collateralized by bonds issued by the Retama Development Corporation (“RDC”) and certain other interests in the horse racing track and real estate project financed by RDC’s bonds. In addition, due to the risk nature of these transactions, please explain how it was determined to enter into these transactions. Also, tell us if these transactions went through the normal approvals process and, if not, please explain why not.
     [*****]
Critical accounting policies, page 61
5.	In future period filings, please revise to include a discussion of your allowance for doubtful accounts in your discussion of critical accounting policies. Your disclosure should address the types of assumptions underlying the most significant and subjective estimates, sensitivity of those estimates to deviations of actual results from management’s assumptions, and circumstances that have resulted in revised assumptions in the past. Refer to Interpretive Release No. 33-8350. Provide us with your proposed disclosure.
     We will include a section for “Allowance for Doubtful Accounts” in our critical accounting policies. Please see below a draft of our proposed disclosure.
     Allowance for Doubtful Accounts
     Typically, our loans to customers or correspondents are made on a fully collateralized basis because they are generally margin loans and the amount advanced is less than the then current value of the

[1]	As used in this letter, the term “management” means the Executive Committee and Chief Financial Officer. When appropriate, management consults with and seeks input from the Audit Committee and the Company’s outside advisers.

CONFIDENTIAL
FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.
OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION
(REQUEST 08.4.2011)
margin collateral. When the value of that collateral declines, or the collateral decreases in liquidity, we consider a variety of credit enhancements such as seeking additional collateral or guarantees. When valuing receivables that become less than fully collateralized, we compare what we determine to be the market value of the collateral, deposits and any additional credit enhancements to the balance of the loan outstanding and evaluate the collectability based on various qualitative factors, such as the creditworthiness of the counterparty, the potential impact of any outstanding litigation or arbitration and nature of the collateral and available realization methods. We monitor every account that is less than fully collateralized with liquid securities every day. This specific, account-by-account review is supplemented by the risk management procedures to identify illiquid securities and other market developments that it is anticipated would affect accounts that otherwise appear to be fully collateralized. The corporate and local country risk management officers monitor market developments on a daily basis. At the culmination of this review we record an appropriate allowance for doubtful accounts, which in management’s judgment is necessary to reflect anticipated losses in outstanding receivables. Historically, we have not regularly encountered significant revisions in our allowance for doubtful accounts. When a receivable is deemed not to be collectable it is generally reserved at 100% as the applicable reserve would correlate with the amount of the unsecured receivable.
Notes to the Consolidated Financial Statements
Note 17. Related party transactions, page F-27
6.	Please tell us how you determined you were not required to disclose amounts of related-party items and transactions on the face of the financial statements. In your response, please provide us with a detail listing of all transactions with Thomas Johnson and Call Now, Inc. and tell us how you determined that these items and transactions were in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated parties, and did not involve more than normal risk of collectability or present other unfavorable terms.
     [*****]
Note 25. Vendor related asset impairment, page F-37
7.	We note your disclosure that the Sentinel suit against Penson Futures and PFFI seeks the return of approximately $23.6 million of post-bankruptcy petition transfers and approximately $14.4 million of pre-bankruptcy petition transfers. Please revise in future periodic filings to disclose the amount or range of reasonably possible loss, as that term is defined in ASC 450, or if you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact. Provide us with your proposed disclosure.
     Management cannot currently estimate a range of reasonably possible loss. Beginning with its second quarter 2011 Form 10-Q this statement will be added to the disclosure.
Form 10-Q for the Periods Ended March 31, 2011
Note 7. Receivable from and payable to customers and correspondents, page 13
8.	We note your disclosure that you had approximately $96.9 million in nonaccrual receivables as of March 31, 2011. Please tell us how you determined that these receivables were substantially collateralized and considered collectable at December 31, 2009 and 2010 and March 31, 2011. Also, disclose the amount of accrued interest at December 31, 2010 and 2009 and March 31, 2011 and explain why you believe it is fully collectable. Please provide all of the disclosures required by ASC 940 and 310-10-50 regarding these and all other receivables in both the 2010 Form 10-K and March 31, 2011 Form 10-Q.

CONFIDENTIAL
FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.
OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION
(REQUEST 08.4.2011)
     [*****]
     Beginning with the June 30, 2011 quarterly report on Form 10-Q, management will include in its footnotes its policies surrounding nonaccrual receivables, an analysis of its past due receivables and the related disclosures for loans that management has deemed to be impaired, as applicable.
9.	In your response, please provide a detail listing of these receivables including the amount; the name of the customer or correspondent; a description of the collateral including the face amount, whether the collateral is in default, the fair value of the collateral and your methodology for determining fair value; and the extent to which the receivable is included in your calculation of excess regulatory capital.
     The Company has provided the Staff with a supplemental detailed listing of the receivables. Please see Schedule of Nonaccrual Receivables.
10.	Please tell us, and disclose in future filings where material, the expected effect of a potential write-off of your nonaccrual receivables on your liquidity and capital resources, including the effect such write-off could have on your compliance with your financial covenants. Provide us with your proposed disclosure.
     The liquidity and capital resources of the Company are largely a function of the liquidity and regulatory capital of our operating subsidiaries. Because the nonaccrual receivables have already been fully deducted from regulatory capital, a write off of these receivables would not have any impact on the liquidity or capital resources of the Company’s operating companies. In addition, none of our current operating companies have financing facilities that have financial covenants that will be impacted by a write off. The parent company syndicated bank facility and the indenture for the Company’s Senior Second Lien Secured notes do have financial covenants. Management’s assessment, consistent with our historical operation of these facilities, is that any write off of these receivables would be considered non-operating expenses, which would not negatively impact our financial covenants, as compared to our current position, and therefore does not believe any further disclosure is required.
11.	Please tell us how you determined that certain related parties own approximately $14.7 million of RDC bonds that are pledged to the Company and/or its affiliates. In this regard, we note that Call Now, Inc.’ s Form 10-Q for the period ended March 31, 2011 discloses that it owns $44.0 million face amount of the Retama Development Corporation Special Facilities Revenue Series B bonds, which was written down to $0 in 2006.
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12.	With regard to your receivables collateralized by RDC bonds, please provide us with your full analysis of collectability, including any related internal or third party valuations of related collateral such as the real estate underlying the Retama facility with a description of and quantification of any interests in the Retama facility that are senior to your interests. Disclose the fair value of all the RDC Bonds pledged as collateral in your footnotes.
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13.	Please tell us when the securities related to the Retama Development Authority declined in liquidity, what internal controls you had in place to detect this decline, and whether those controls were adequate and effective. In this regard, we note that Call Now, Inc’s Form 10-KSB for the year ended December 31, 2006 discloses that Call Now fully impaired the RDC Series B bonds based on the limited available market.

CONFIDENTIAL
FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.
OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION
(REQUEST 08.4.2011)
     [*****]
14.	We note your disclosure that potential legislation in the Texas Legislature could expand gambling privileges at the Retama project Please describe such legislation, including when it was proposed, its current status, your analysis of the likelihood of it being enacted, and the projected impact on the value of collateral underlying your receivables.
     Texas HJR 111 was filed on March 3, 2011, in the Texas House of Representatives. A companion bill, SJR 33 was filed in the Texas Senate. These bills would allow for enhanced gaming at State licensed racetracks and federally recognized Indian reservations in Texas. HJR 111 was voted out of committee by the Texas House on May 6th 2011. The Texas Legislature adjourned June 29th, 2011 without taking this bill up for consideration by the full House of Representatives.
     Absent special sessions, the Texas Legislature meets every two years. The next regular session will be in the spring of 2013. It is therefore unlikely that enhanced gaming legislation will be considered again until 2013.
     [*****]
15.	We note disclosure in Call Now, Inc.’s Form 1O-Q for the period ended March 31, 2011, that it has a margin loan of approximately $5.9 million payable to you, collateralized in part by its holdings in your common stock. Please tell us the current status of this margin loan, including your assessment of collectability, as we note that the market value of your common stock decreased significantly subsequent to the filing of your Form 10-Q for the period ended March 31. 2011. In addition, please tell us what effect margin loans collateralized by your common stock have on your calculation of regulatory capital.
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16.	We note your disclosure that you monitor every account that is less than fully collateralized with liquid securities every trading day, and review all such accounts on a monthly basis to determine if a change in the allowance for doubtful accounts is necessary. Please describe for us the internal control structure in place to approve, monitor, and value transactions and accounts with Call Now, Inc. and its affiliates, including but not limited to Thomas Johnson, Christopher Hall, Global Trust, and Hemisphere Trust, and tell us whether these transactions followed the standard approval and monitoring processes in place for other accounts.
     [*****]

CONFIDENTIAL
FOIA CONFIDENTIAL TREATMENT REQUESTED BY PENSON WORLDWIDE, INC.
OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION
(REQUEST 08.4.2011)
In connection with the above responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments in connection with this response please call me at 214-765-1533.2

Sincerely, Penson Worldwide, Inc.
By:	/s/ Kevin W. McAleer
	Name:	Kevin W. McAleer
	Title:	Chief Financial Officer

[2]	We note that we have discussed certain matters contained in this response letter with other divisions of the Commission and believe you should be in contact with them regarding the subject matter of those discussions.